CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2007 and 2006

(Expressed in Canadian Dollars, unless otherwise stated)

Management’s Report on Internal Control over Financial Reporting

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2007. In making this assessment, the company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded Hollister Ventures Corporation which was acquired in an asset acquisition during 2007, from its assessment of internal control over financial reporting as at December 31, 2007. Hollister Ventures Corporation is a wholly owned subsidiary of the company whose total assets of $101 million and net loss of $27 million of Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2007.

Based upon this assessment, management concluded that the company’s internal control over financial reporting was effective as at December 31, 2007.

The effectiveness of the company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

/s/ Ferdi Dippenaar	/s/ Lou van Vuuren
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 31, 2008

AUDITORS’ REPORT	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

To the Shareholders of Great Basin Gold Ltd.

We have completed an integrated audit of Great Basin Gold Ltd.’s (the “Company”) 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheet of the Company as at December 31, 2007, and the related consolidated statement of operations and comprehensive loss, statement of shareholders’ equity and deficit and statement of cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations, and its cash flows for the year ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 16, 2007 and on the reconciliation to US generally accepted accounting principles on March 30, 2007.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Hollister Ventures Corporation from its assessment of internal control over financial reporting as at December 31, 2007 because it was acquired by the Company during 2007. We have also excluded Hollister Ventures Corporation from our audit of internal control over financial reporting. Hollister Ventures Corporation is a wholly owned subsidiary of the Company whose total assets and net loss represent $101 million and $27 million, respectively, of the Company’s consolidated financial statement amounts as at and for the year ended December 31, 2007.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, British Columbia
March 31, 2008

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for financial instruments as described in note 3 to the consolidated financial statements. Our report to the shareholders dated March 31, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
March 31, 2008

(2)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		December 31	December 31
	Note	2007	2006
Assets

Current assets
Cash and cash equivalents		$78,362,954	$33,964,436
Amounts receivable	11(a)	3,737,903	426,349
Inventory	6	199,185	53,437
Due from related parties	14	408,638	173,455
Held-for-trading financial instruments	9(c)	833,000	–
Prepaid expenses		811,208	539,991
		84,352,888	35,157,668
Property, plant and equipment	7	14,295,727	1,472,501
Reclamation deposits	8	1,720,456	103,702
Investments	9(a)	–	2,274,649
Available-for-sale financial instruments	9(a)(b)	3,326,084	–
Investments in associates	10	7,203,973	–
Mineral property interests	11	218,413,930	110,910,000
Total Assets		$329,313,058	$149,918,520

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		$6,099,246	$1,330,823
Due to related parties	14	22,098	–
		6,121,344	1,330,823

Future income taxes	15	33,983,164	18,837,000
Site reclamation obligations	12	1,416,964	405,000
		35,400,128	19,242,000
Shareholders' equity
Share capital		389,451,022	201,457,592
Warrants	13(c)	17,934,934	1,252,000
Contributed surplus	13(d)	12,197,791	7,863,472
Deficit		(132,395,033)	(81,227,367)
Accumulated other comprehensive income		602,872	–
		287,791,586	129,345,697

Total Liabilities and Shareholders' Equity		$329,313,058	$149,918,520

Nature of operations	1
Segment disclosure	17
Contingencies and commitments	18
Subsequent events	19

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Years ended December 31
		2007	2006
	Note

Expenses (income)

Exploration and pre-development (see schedule)		$42,044,831	$8,007,215
Accretion of reclamation obligation		37,466	–
Conference and travel		1,474,495	1,076,087
Foreign exchange loss (gain)		2,532,752	(1,855,404)
Other income - proceeds from Bulk Sample		(2,695,599)	–
Interest and other income		(3,725,837)	(1,278,543)
Legal, accounting, and audit		1,235,634	541,391
Office and administration		17,655,463	7,249,189
Shareholder communications		431,526	337,111
Trust and filing		359,877	234,483
(Gain) loss on disposal of assets	11(c)	(992,684)	916
Loss before the undernoted and income taxes		58,357,924	14,312,445
Loss from associate	10 (c)	796,027	–
Gain on sale of investments	11(c)	–	(112,005)
Fair value of financial instruments held-for-trading received	9(c)	(937,365)	–
Fair value adjustment on financial instruments held-for-trading	9(c)	104,365	–
Mark-to-market adjustment on investments		–	(212,000)
Loss before income taxes		58,320,951	13,988,440
Future income tax recovery	15	(7,153,285)	(2,371,629)
Loss for the year		$51,167,666	$11,616,811

Other comprehensive income
Unrealized gain on available-for-sale financial instruments	9(a)	(538,061)	–
Other comprehensive income		$(538,061)	$–

Total comprehensive loss		$50,629,605	$11,616,811

Basic and diluted loss per share	4(j)	$0.31	$0.11

Weighted average number of common shares outstanding		166,098,884	104,514,077

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

			Year ended		Year ended
	Note		December 31, 2007		December 31, 2006

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the year		113,411,713	$201,457,592	93,685,379	$161,228,635
Fair value of options exercised		–	2,005,064	–	753,849
Private placement, net of share issue costs		–	–	3,333,334	7,033,683
Shares issued for cash, net of share issue costs	13 (e)	57,500,000	121,427,869	11,200,000	23,058,915
Share purchase options exercised	13 (b)	3,015,830	5,111,184	1,193,000	1,782,510
Shares issued for Burnstone Gold Property, July 2006		–	–	4,000,000	7,600,000
Shares issued for Hecla Ventures Corp., April 2007	13 (f)	7,930,214	19,666,931	–	–
Shares issued to Tranter Burnstone (Pty) Ltd, October 2007	13 (g)	19,938,650	36,323,195	–	–
Share purchase warrants exercised	13 (c)	1,599,495	3,459,187	–	–
Balance at end of the year		203,395,902	$389,451,022	113,411,713	$201,457,592

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the year		2,672,000	$1,252,000	–	$–
Warrants issued pursuant to share issuance	13 (e)	28,750,000	16,210,226	672,000	159,000
Warrants issued pusuant Tranter transaction	13 (h)	1,684,312	1,178,815	–	–
Warrants issued for Burnstone Gold Property		–	–	2,000,000	1,093,000
Exercised	13 (c)	(1,599,495)	(688,689)	–	–
Expired	13 (c)	(73,615)	(17,418)	–	–
Balance at end of the year		31,433,202	$17,934,934	2,672,000	$1,252,000

Contributed surplus
Balance at beginning of the year			$7,863,472		$5,007,211
Non-cash stock-based compensation	13 (b)		5,633,276		3,610,110
Share purchase options exercised, credited to share capital	13 (d)		(2,005,064)		(753,849)
Fair value of share purchase warrants exercised	13 (c)		688,689		–
Fair value of share purchase warrants expired	13 (c)		17,418		–
Balance at end of the year			$12,197,791		$7,863,472

Deficit
Balance at beginning of the year			$(81,227,367)		$(69,610,556)
Net loss for the year			(51,167,666)		(11,616,811)
Balance at end of the year			$(132,395,033)		$(81,227,367)

Accumulated Other Comprehensive Income
Adjustment to opening balance - change in accounting policy	9(a)		$64,811		$–
Unrealized gain on available-for-sale financial instruments	9(a)		538,061		–
Balance at end of the year			$602,872		$–

TOTAL SHAREHOLDERS' EQUITY			$287,791,586		$129,345,697

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2007	2006

Operating activities
Loss for the year	$(51,167,666)	$(11,616,811)
Items not involving cash
Depreciation	1,056,497	119,597
Future income tax recovery	(7,153,285)	(2,371,629)
Gain on sale of investment	–	(112,005)
(Gain) loss on sale of assets	(992,684)	916
Assets written off	1,236	–
Mark-to-market adjustment on investments	–	(212,000)
Fair value adjustment on financial instruments held-for-trading	104,365	–
Fair value of financial instruments held-for-trading received	(937,365)	–
Non-cash stock-based compensation expense	5,633,276	3,610,110
Provision for site reclamation cost	289,660	405,000
Unrealized foreign exchange loss	(2,193,712)	(1,708,226)
Loss from associate	796,027	–
Accretion reclamation obligation	37,466	–
Changes in non-cash operating working capital
Amounts receivable	(3,311,554)	(217,587)
Prepaid expenses	(271,217)	(454,827)
Inventory	(145,748)	(53,437)
Accounts payable and accrued liabilities	3,951,908	686,578
Taxation paid	(238,107)	(10,371)
Dividends received	(17,640)	–
Cash used in operating activities	(54,558,543)	(11,934,692)

Investing activities
Mineral property acquisition costs	(11,727,860)	(23,774)
Acquire shares in Rand Mutual Assurance	(60)	–
Dividends received	17,640	–
Proceeds on sale of investments	–	547,005
Proceeds on sale of assets	1,001,236	–
Cost on sale of assets	(6,789)	–
Purchase of equipment	(12,978,896)	(1,586,934)
Purchase of shares in Rusaf Gold Limited	(8,000,000)	–
Purchase of Hecla Ventures Corp.	(50,791,500)	–
Purchase of shares on exercise of Lumina warrants	–	(44,000)
Purchase of shares in Kryso Resources Plc	(448,503)	(2,274,649)
Reclamation deposits	(1,616,754)	(40,122)
Cash used in investing activities	(84,551,486)	(3,422,474)

Financing activities
Common shares issued for cash, net of issue costs	183,710,476	32,034,108
Advances to related parties	(213,085)	(229,415)
Cash generated from financing activities	183,497,391	31,804,693

Increase in cash and cash equivalents	44,387,362	16,447,527
Cash acquired through the purchase of Hecla Ventures Corp.	11,156	–
Cash and cash equivalents, beginning of year	33,964,436	17,516,909

Cash and cash equivalents, end of year	$78,362,954	$33,964,436

Supplementary information (note 16)

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Pre-development Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2007	2006
Burnstone - Pre-development
Metallurgical plant		$186,837	$–
Vertical shaft		508,530	–
Pre-development expenses incurred during the year		695,367	–
Cumulative pre-development expenditures beginning of year		–	–
Cumulative pre-development expenditures, end of year		695,367	–

Hollister - Pre-development
Equipment rental and services		1,937,187	–
Surface infrastructure		2,942,261	–
Underground access and infrastructure		6,682,426	–
Operational costs		6,289,421	–
Pre-development expenses before the following		17,851,295	–
Office and administration		498,990	–
Pre-development expenses incurred during the year		18,350,285	–
Cumulative pre-development expenditures beginning of year		–	–
Cumulative pre-development expenditures, end of year		18,350,285	–

Burnstone - Exploration
Assays and analysis		122,805	82,082
Depreciation		443,666	119,103
Drilling		2,427,840	939,705
Engineering		27,034	246,864
Environmental, socio-economic and land		12,666	140,183
Equipment rental		(21,900)	5,647
Geological		279,522	149,289
Graphics		15,727	2,821
Property fees and exploration option payments		22,907	105,089
Site activities		(20,884)	267,581
Provision for site reclamation cost		–	405,000
Transportation		3,788	4,874
Exploration expenses before the following		3,313,171	2,468,238
Office and administration		92,612	335,357
Exploration expenses incurred during the year		3,405,783	2,803,595
Cumulative exploration expenditures beginning of year		24,327,572	21,523,977
Cumulative exploration expenditures, end of year		27,733,355	24,327,572

Hollister - Exploration
Assays and analysis		425,298	14,291
Depreciation		612,831	494
Drilling		2,880,079	389,823
Engineering		1,170,116	118,469
Environmental, socio-economic and land		1,574,917	511,970
Equipment rental		24,350	–
Freight		47,292	–
Geological		606,237	401,164
Graphics		52,026	26,724
Property fees and exploration option payments		168,334	155,814
Site activities		725,672	29,408
Transportation		68,656	17,606
Exploration expenses before the following		8,355,808	1,665,763
Office and administration		233,565	226,326
Exploration expenses incurred during the year		8,589,373	1,892,089
Cumulative exploration expenditures beginning of year		25,192,512	23,300,423
Cumulative exploration expenditures, end of year		33,781,885	25,192,512

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration and Pre-development Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2007	2006

Other - Exploration
Assays and analysis		100,271	74,931
Drilling		195,976	326,054
Engineering		20,109	45,853
Environmental, socio-economic and land		4,316	1,268
Equipment rental		46,383	20,291
Freight		14,450	–
Geological		273,369	320,260
Graphics		18,408	35,308
Property fees and exploration option payments		84,363	1,419
Site activities		253,184	118,182
Transportation		55,968	22,437
Exploration expenses before the following		1,066,797	966,003
Office and administration		29,820	131,250
Exploration expenses incurred during the year		1,096,617	1,097,253
Cumulative exploration expenditures beginning of year		1,431,474	334,221
Cumulative exploration expenditures, end of year		2,528,091	1,431,474

Burnstone - Bulk Sampling
Establishment work		697,457	393,129
Equipment rental and services		1,047,259	185,314
Surface infrastructure		836,042	536,019
Portal construction		308,660	322,257
Underground access and infrastructure		4,000,468	443,229
Optimisation		523,543	–
Operational costs		3,348,964	966,521
Property fees		–	60,742
Pre-development expenses before the following		10,762,393	2,907,211
Office and administration		320,274	395,000
Pre-development expenses incurred during the year		11,082,667	3,302,211
Cumulative pre-development expenditures beginning of year		3,302,211	–
Cumulative pre-development expenditures, end of year		14,384,878	3,302,211

Total pre-development and exploration expenses before the following		42,044,831	8,007,215
Office and administration	13 (c)	1,175,261	1,087,933
Total pre-development and exploration expenses incurred during the year		43,220,092	9,095,148
Cumulative pre-development and exploration expenditures beginning of year		54,253,769	45,158,621
Cumulative pre-development and exploration expenditures, end of year		$97,473,861	$54,253,769

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

Great Basin Gold Ltd. (“Great Basin” or the “Company”) is incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration and development of mineral property interests. The Company’s principal mineral property interests are the Hollister Gold Property (“Hollister”) (formerly Ivanhoe Gold Property) located in Nevada, United States of America (“USA”), and the Burnstone Gold Property (“Burnstone”) located in the Republic of South Africa (“South Africa”) (note 11).

The Company is in the process of exploring and developing its mineral property interests and has not yet obtained the required mining rights and permits to commence mining activities. The underlying value and the recoverability of the amounts shown for mineral property interests and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	Basis of preparation and principles of consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, which as described in note 20, differ in certain respects from accounting principles generally accepted in the United States of America.

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in all years presented, unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Subsidiaries: are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated. Subsidiaries are consolidated from the date on which control is acquired and are no longer consolidated when control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. Non-controlling interests are recorded at a proportion of the net identifiable assets acquired. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. In situations of successive share purchases when control already existed at the date of further acquisition, no fair value adjustment is made to the identifiable net assets acquired and any excess/deficit purchase price over the carrying value of non-controlling interests acquired are accounted for in shareholders' equity. Where necessary, accounting policies of subsidiaries has been changed to ensure consistency with the policies adopted by the Company.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

2.	Basis of preparation and principles of consolidation (continued)

	Incorporation	Ownership percentage
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100%
Antler Peak Gold Inc.	Nevada, USA	100%
Ganes Creek Ventures Corp.	Alaska, USA	100%
Hollister Ventures Corp.	Nevada, USA	100%
Touchstone Resources Company	Nevada, USA	100%
Southgold Exploration (Proprietary) Limited	South Africa	100%
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100%
Great Basin Gold RSA (Proprietary) Limited	South Africa	100%

Associates: are those entities in which the Company has a material long term interest and in respect of which the group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

	Incorporation	Ownership percentage
Rusaf Gold Limited	BC, Canada	37%

3.	New accounting pronouncements

The Canadian Institute of Charted Accountants (“CICA”) has issued three new standards which affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

3.	New accounting pronouncements (continued)

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity’s key management personnel:

	(i)	qualitative information about its objectives, policies and processes for managing capital,

	(ii)	summary quantitative data about what it manages as capital

	(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.

	(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3031 – Inventories

The Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formula that are used to assign costs to inventories. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;

(ii)	designating financial assets as available-for-sale; and

(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

3.	New accounting pronouncements (continued)

Section 3064 – Goodwill and Intangible Assets

Effective January 1, 2009, Section 3064 replaces Handbook Section 3062, “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expense as incurred. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

4.	Significant accounting policies

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b) Amounts receivable

Amounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(c) Inventory

Inventories, which include stores and materials, are measured at the lower of cost and net realizable value after appropriate allowances for redundant and slow moving items. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Stores and materials consist of consumable stores and are valued at weighted average cost.

(d) Property, plant and equipment

Equipment is stated at cost less accumulated amortization. Amortization is provided on a straight- line basis over three to five years, which represents the estimated useful lives of the related equipment. Amortization on equipment used directly on exploration projects is included in exploration expenses until such time the exploration expenditure is being capitalized.

Property is shown at cost and is not depreciated. Improvements and fixtures are being amortized over a period of 10 years.

The assets’ fair values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(e) Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations and the decision to commence development are charged to operations as incurred.

Pre-development costs incurred prior to a development decision are charged to operations as incurred. Development expenditures incurred subsequent to a development decision, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option to joint venture partners.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the time the acquisition is closed and shares issued pursuant to the terms of the relevant agreement. Payments relating to a property acquired under and option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(f) Impairment of non-financial assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(g) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

	(g)	Income taxes (continued)

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

	(h)	Site reclamation obligations

Estimated long-term asset retirement obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements. The net present values of expected rehabilitation cost estimates are recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect inflation and the time value of money. The discount rate used is based on a pre-tax credit adjusted risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created as well as changes to estimates is expensed under exploration expenses against an increase in the rehabilitation provision. Rehabilitation costs incurred that is included in the estimates is charged to the provision. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

	(i)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

	(j)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In the Company’s case, basic and diluted loss per share are the same as the effect of the outstanding stock options (note 13(b)) and warrants (note 13(c)) would be anti-dilutive.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

	(k)	Functional currency and foreign currency translation

The Company’s functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates. All of the Company’s foreign operations are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

All of the Company’s foreign operations are considered integrated therefore monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

	(l)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations, assumptions used in determining the fair value of non-cash stock-based compensation and warrants and determination of valuation allowances for future income tax liabilities. Actual results could differ from these estimates.

	(m)	Segment disclosure

The primary reporting format of the Company is by business segment. As there is only one business segment, being the exploration and development of mineral properties relevant disclosures are given in the financial statements. The secondary reporting format is by geographical analysis by origin (note 17). The accounting policies of the segments are the same as those described in the accounting policy notes to the Company’s financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

	(n)	Stock-based compensation

The Company has an equity-settled, stock-based compensation plan, where the Company grants stock options to certain employees and non-employees. Non-employees are those individuals over whom the Company does not exercise, nor have the right to exercise sufficient control to establish an employer-employee relationship as determined by law.

For employees equity stock-based payments are measured at fair value of the equity instruments at the date of grant. The deferred stock-based compensation is expensed over the vesting period using the graded method, based on the Company’s estimate of the shares that are expected to eventually vest. For non-employees equity stock-based payments are measured at fair value of the equity instruments over the vesting periods, the expense of which is being recognized on each vesting date.

The Company used the Black Scholes model in determining the fair value of the options granted. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

	(o)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

	(p)	Comparative figures

Certain of the prior years’ comparative figures have been restated to conform to the presentation adopted for the current year.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

	(q)	Accounting changes

CICA Handbook Section 1506, “Accounting Changes”, establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. It also clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application to prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings. This Section is effective for fiscal years beginning on or after January 1, 2007.

	(r)	Revenue recognition

Revenue represents gold sales and is recognized when the risks and rewards of ownership has passed to the buyer.

5.	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statement of operations or comprehensive income (loss), depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

5.	Changes in accounting policies (continued)

(a)	Financial Instruments – Recognition and Measurement (Section 3855) (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in the statement of operations in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and closes are recognized in other comprehensive income (loss).

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operations.

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in the statement of operations.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in other comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in the loss for the period.

The Company’s shares in Kryso Resources Plc. are classified as available-for- sale financial instruments. $64,811 was credited to the opening balance of accumulated other comprehensive income to account for the fair value adjustment required upon adoption of the standard and $538,061 for the current year fair value adjustment (note 9(a)).

•

Derivative financial instruments are classified as held-for-trading securities. Such securities are measured at fair market value in the consolidated financial statements and all changes in fair value are included in the statement of operations in the period in which they arise.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

5.	Changes in accounting policies (continued)

(a)	Financial Instruments – Recognition and Measurement (Section 3855) (continued)

The Company’s warrants in Kryso Resources Plc. are classified as held-for- trading financial instruments (note 9(c)).

•	The carrying amounts of cash and cash equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities are recorded at amortized cost.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedging agreements.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in the statement of operations, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of the statement of operations to be presented in “other comprehensive income” until it is considered appropriate to recognize into the statement of operations.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

6.	Inventory

	December 31	December 31
	2007	2006
Stores and materials	$199,185	$53,437

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

7.	Property, plant and equipment

	December 31, 2007			December 31, 2006

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Property	$3,084,488	$31,418	$3,053,070	$-	$-	$-
Plant under
construction	5,927,751	-	5,927,751	-	-	-
Computers	331,350	94,929	236,421	118,670	21,520	97,150
Office
furniture
and fixtures	123,520	29,256	94,264	65,001	8,286	56,715
Site
equipment	6,827,935	2,157,540	4,670,395	1,301,213	86,747	1,214,466
Vehicles	365,517	51,690	313,827	108,432	4,262	104,170

	$16,660,560	$2,364,833	$14,295,727	$1,593,316	$120,815	$1,472,501

As at December 31, 2007, $5,927,751 (2006 - $nil) of plant and equipment is under construction and is not being amortized.

8.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheet is as follows:

Balance, December 31, 2006	$103,702
Changes during the period
Guarantee – Burnstone Property	144,000
Investments – Burnstone Property	155,498
Reclamation Bond – Hollister Property	1,326,100
Exchange loss	(8,844)
Balance, December 31, 2007	$1,720,456

The components of reclamation deposits on the consolidated balance sheet are as follows:

	Hollister	Burnstone
	property	property	Total
Balance, December 31, 2006	$103,702	$-	$103,702
Changes during the period
Guarantee and investments	-	299,498	299,498
Reclamation Bond	1,326,100	-	1,326,100
Exchange loss	(8,844)	-	(8,844)
Balance, December 31, 2007	$1,420,958	$299,498	$1,720,456

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

8.	Reclamation deposits (continued)

As at December 31, 2007 the Company assumed a $1,326,100 Reclamation Bond from Hecla Limited (“Hecla”) with the United States Bureau of Land Management in respect of reclamation of the Hollister Property and had placed deposits for guarantees of $299,498 in favor of the South African Department of Minerals and Energy for the reclamation of the Burnstone Property.

9.	Financial instruments

Available-for-sale financial instruments

	Number of
	shares	Amount
Balance, January 1, 2007	10,000,000	$2,274,649
Unrealized gain (note 9(a))	-	64,811
Addition – Kryso shares (note 9(a))	1,908,429	448,503
Addition – Rand Mutual Assurance (note 9(b))	20	60
Unrealized gain – Kryso shares (note 9(a))	-	538,061
Balance, December 31, 2007	11,908,449	$3,326,084

The components of available-for-sale financial instruments are:

			Fair value
	Number	Cost	adjustment	Amount
Kryso Resources Plc – Shares (note 9(a))	11,908,429	$2,723,152	$602,872	$3,326,024
Rand Mutual Assurance (note 9(b))	20	60	-	60
Balance, December 31, 2007	11,908,449	$2,723,212	$602,872	$3,326,084

(a)	Kryso Resources Plc.- Shares

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company purchased approximately 15% of the equity in Kryso with the purchase of 10,000,000 shares at 10 pence per share for a total payment of GBP1,000,000 ($2,274,649). The unrealized gain on available-for-sale securities to December 31, 2006 of $64,811 was reported as an adjustment to the opening balance of accumulated other comprehensive income (note 5(a)).

On October 2, 2007 the Company acquired an additional 1,908,429 shares in terms of a public placement undertaken by Kryso Resources Plc. This ensured that the company maintained its 15% shareholding in the issued share capital of Kryso. The shares were issued at 11.5 pence per share and the total consideration of GBP219,469 ($448,503) was settled in cash.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

9.	Financial instruments (continued)

Available-for-sale financial instruments (continued)

(a)	Kryso Resources Plc.- Shares (continued)

The unrealized gain of $538,061 for the year ended December 31, 2007 is reported in the current year under other comprehensive income and was calculated based on the closing price of 14.25 pence per share and an exchange rate of $1.96:1GBP.

(b)	The Rand Mutual Assurance Company Limited - Shares

The Rand Mutual Assurance Company Limited (“RMA”) is a mutual which caters for the compensation of occupational injuries specifically in the mining industry. The Company was granted 20 shares from RMA based on its contributions to the fund during the year. Dividends to the value of $17,640 have been earned during the 2007 year and are included under other income.

Held-for-trading financial instruments

(c)	Kryso Resources Plc. – Warrants

	Number of
	warrants	Amount
Addition – Kryso warrants received	5,000,000	$937,365
Unrealized loss – warrants	-	(104,365)
Balance, December 31, 2007	5,000,000	$833,000

In terms of the share purchase agreement entered into during December 2006 (note 9(a)), the Company would be granted 5,000,000 warrants from Kryso Resources Plc. upon shareholder approval.

The shareholders of Kryso approved the issuance of the warrants on July 11, 2007. The warrants are each exercisable at a price of 15 pence for a common share of Kryso over five years and expire in 2012. The warrants were granted in accordance with the agreement concluded in December 2006. The exercise of the warrants required the approval of Kryso’s shareholders which was obtained at their shareholders’ meeting.

On date of grant the warrants had an estimated fair value of $937,365 (using expected volatility of 72.2%, risk free interest rate of 5%, dividends of nil, remaining life of approximately 5 years and an exchange rate of $2.15:1GBP) which were recorded in the statement of operations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

9.	Financial instruments (continued)

Held-for-trading financial instruments (continued)

(c)	Kryso Resources Plc. – Warrants (continued)

The investment was fair valued on December 31, 2007 based on the assumptions detailed above, expected volatility of 72.5% and an exchange rate of $1.96:1GBP. The unrealized loss of $104,365 is reported in the current year net loss.

10.	Investments in associates

	December 31	December 31
	2007	2006

Underlying book value of shares acquired	$3,991,304	$-
Excess ascribed to mineral properties	4,008,696	-
Share of loss	(796,027)	-
	$7,203,973	$-

On June 28, 2007, the Company entered into an agreement with Rusaf Gold Ltd. (Rusaf) gaining the right to acquire approximately 37% of the fully diluted common shares of Rusaf for total consideration of $12 million, payable $8 million cash and $4 million in Great Basin common shares. Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia.

The transaction was structured in three tranches of which the first tranche closed on June 28, 2007 with the payment of $2,000,000 for 3,333,333 common shares at $0.60 per share.

The second tranche of the purchase was subject to satisfaction of certain conditions, which were met on July 20, 2007 and enabled the Company to acquire a further 10,000,000 shares at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000. As of the conclusion of this tranche the Company obtained significant influence over Rusaf and had to equity account for its share of post-acquisition losses.

The third and final tranche is subject to certain conditions being met, including the completion of the acquisition by Rusaf of New Africa Mining Fund Nominees Tanzania (Pty) Ltd’s participation interest in the Lupa Goldfields Joint Venture. The third tranche will constitute the Company to acquire an additional 6,666,667 shares at a price of $0.60 per share to be paid by the issuance of Great Basin shares equal to the value of $4 million, based on the arithmetical average closing price of the Great Basin shares on the Toronto Stock Exchange for the twenty trading days immediately preceding receipt of the final shares.

Subsequent to December 31, 2007 this third tranche was cancelled and replaced by a new agreement whereby the Company will acquire the remaining 67% of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares (note 19(a)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

10.	Investments in associates (continued)

The results of Rusaf for the period since acquisition of the investment on July 20, 2007 to December 31, 2007 as adjusted to agree to the accounting policies of the Company are as follows:

	100%	37%

Income	$142,452	$52,707
Expenses	(1,137,962)	(421,046)
Exploration cost capitalized	(1,155,913)	(427,688)
	$(2,151,423)	$(796,027)

At December 31, 2007, the balance sheet of Rusaf Gold Limited was as follows:

	100%	37%

Current assets	$5,867,996	$2,171,159
Non-current assets	13,308,807	4,924,259
Exploration cost capitalized	(1,155,913)	(427,688)
	$18,020,890	$6,667,730

Current liabilities	$103,158	$38,168
Future Income Tax	3,211,048	1,188,088
Shareholders’ equity	15,862,597	5,869,162
Exploration cost capitalized	(1,155,913)	(427,688)
	$18,020,890	$6,667,730

11.	Mineral property interests

	December 31	December 31
Mineral Property Acquisition Costs, net	2007	2006

Hollister Property (note 11(a))	$95,156,279	$3,945,348
Burnstone Property (note 11(b))	123,257,650	106,964,650
Casino Property (note 11(c))	-	1
Kirkland Lake Property (note 11(d))	1	1
	$218,413,930	$110,910,000

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(a)	Hollister Property, Elko County, Nevada, United States of America (continued)

	December 31	December 31
	2007	2006
Balance, beginning of the year	$3,945,348	$3,945,348
Acquisition of interest held by third parties	91,210,931	–
Balance, December 31, 2007	$95,156,279	$3,945,348

From 1997 to 1999, the Company acquired a 100% working interest in the Hollister Property.

During 1998, the Company entered into an agreement for the acquisition of a group of claims that form part of the Hollister Property. This agreement, with a term of up to four 20-year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and thereafter increases to US$55,000 per year from 2018 to 2037. The claims are subject to net smelter return royalties ranging from 2% to 5%.

In August 2002, the Company entered into Earn-In and Joint Operating Agreements (the “Earn-In Agreement”) with Hecla Ventures Corp. (“Hecla” or “HVC”), an affiliate of Hecla Mining Company. These agreements provided that Hecla would vest in a 50% working interest in the Hollister Development Block (“HDB”), which is a portion of the Hollister Property.

On February 20, 2007, the Company entered into a share purchase agreement to acquire Hecla Ventures Corp. which held the 50% earn-in rights and certain tangible assets in the HDB for a total consideration of US$60 million.

The transaction was concluded on April 19, 2007 when the Company acquired 100% of the issued and outstanding shares of HVC from its parent, Hecla Limited, thereby effectively acquiring the remaining 50% of the HDB. HVC’s only business and primary asset was the 50% working interest in the HDB in which GBG owned the other 50%.

The purchase price paid for HVC was US$60 million, comprising US$45 million in cash and the remaining US$15 million payable in 7,930,214 GBG common shares.

The aggregate purchase price was $70,618,292, calculated as follows:

Cash payment (US$45 million)	$50,791,500
Issuance of 7,930,214 Great Basin common shares	19,666,931
Share issue cost	159,861
$70,618,292

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(a)	Hollister Property, Elko County, Nevada, United States of America (continued)

The value of the 7,930,214 Great Basin common shares issued to Hecla Mining Limited was determined based on the closing market price of Great Basin's common shares on the date the shares were issued and the acquisition closed (April 19, 2007 at $2.48 per share).

The fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash	$11,156
Plant and equipment	903,826
Accounts payable	(816,515)
Reclamation obligation	(722,304)
Mineral property	91,210,931
Future income tax liability	(19,968,802)
$70,618,292

The results of operations of HVC have been included in the consolidated financial statements of the Company commencing April 20, 2007.

An amount of $1,239,125 (US$ 1,250,000) is retained by Hecla in respect of the successful establishment of the Hollister Ventures Corp. 401K and related pension plans. This interest free amount is carried on the balance sheet under amounts receivable.

As at December 31, 2007 and 2006, the Company had posted $1,420,958 and $103,702 respectively in reclamation deposits with the United States Bureau of Land Management ("BLM") in respect of exploration drilling on certain areas of the Hollister Gold Property.

These deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas (note 8).

(b)	Burnstone Property, Republic of South Africa

	December 31	December 31
	2007	2006

Balance, beginning of the year	$106,964,650	$94,684,650
Settlement Agreement:
Issuance of 4 million common shares	-	7,600,000
Issuance of 2 million share purchase warrants	-	1,093,000
Share and warrant issuance costs	-	23,774
Future income tax provision	-	3,563,226
Royalty settlement (note (iv))	11,568,000	-
Future income tax provision	4,725,000	-
	$123,257,650	$106,964,650

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(b)	Burnstone Property, Republic of South Africa (continued)

In November 2002, the Company entered into an option agreement (the "Option to Purchase Agreement") with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Former Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold.

Southgold is a private South African company that at the time of acquisition by the Company held rights to acquire a 100% interest in the Burnstone Property in the Republic of South Africa, subject to a statutory requirement that a percentage of its equity or the property be owned by Historically Disadvantaged South Africans (“HDSA”). Under South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

Upon signing the Option to Purchase Agreement the Company paid US$1.25 million ($2,007,561) to the Former Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the Former Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the Former Southgold Shareholders in two staged tranches, as described below.

The Great Basin shares issued to the Former Southgold Shareholders pursuant to the two tranches and the Settlement Agreement (described in (iii) below) are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30, 2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement (“the Agreement”). The Former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company, of which one has been nominated and elected.

The Company's mineral rights, other than those acquired from GFL and Randex (see (iv) below), were held under option with "old order" mineral right holders, the State, or Municipalities. The Company has converted the "old order" rights to "new order" rights. Certain of the mineral right options were later amended to extend the options and it was acknowledged that the Mineral and Petroleum Resources Development Act was likely to become effective during the existence of the options.

The amendments also provided that should the mineral rights lapse during the period of the options so that the Company is not able to exercise the option to purchase the mineral rights, the Company would nevertheless pay the purchase price should a mining right be granted to the Company by the Department of Minerals and Energy over these properties. The potential purchase price is ZAR 7,716,715 (Rand) (approximately $1,275,573).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(b)	Burnstone Property, Republic of South Africa (continued)

(i)	Tranche One of the Southgold Option to Purchase Agreement

On April 30, 2003, the Company exercised tranche one of the Option to Purchase Agreement and acquired the right to 49% of the outstanding common shares of Southgold for payments totaling US$2 million ($2,768,990) cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. A finder’s fee, to a maximum of US$1 million, was payable as the Company acquired Southgold and made expenditures on the Burnstone Gold Property.

This finder's fee totaling US$1 million ($1,258,154) was paid in 2003 and was included in acquisition costs.

(ii)	Tranche Two of the Southgold Option to Purchase Agreement

On January 31, 2004, the Company exercised tranche two of the Option to Purchase Agreement and issued 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants to acquire the remaining 51% of the shares of Southgold. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value.

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. In January 2005, the 5.5 million share purchase warrants issued pursuant to this tranche were exercised by the warrant holders, for proceeds to the Company of US$4,125,000 ($5,018,062).

(iii)	Settlement Agreement

In July 2006, the Company settled all remaining potential obligations to the Former Southgold Shareholders under the Option to Purchase Agreement pursuant to a settlement agreement dated May 26, 2006, and issued 4 million Great Basin common shares and 2 million Great Basin share purchase warrants. The shares were valued at their quoted market value at the time of issue and the warrants were valued at their estimated fair value. The Company has accounted for this issuance as additional consideration for the shares of Southgold.

The warrants are exercisable at US$1.80 for two years from the date of issuance and are subject to an accelerated expiry provision under certain circumstances. Subsequent to December 31, 2006, it was resolved by way of board resolution, passed on February 15, 2007, to allow the exercise price to be in ZAR. The warrants are exercisable at ZAR 12.90 per warrant.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(b)	Burnstone Property, Republic of South Africa (continued)

(iii)	Settlement Agreement (continued)

The fair values of the share purchase warrants issued above were estimated using a Black-Scholes option pricing model with the following assumptions:

	Settlement
	Agreement	Tranche two	Tranche one
Calculation date	July 18, 2006	January 31, 2004	April 30, 2003
Risk free interest rate	4%	3%	3%
Expected life	2.0 years	1.0 years	1.0 years
Expected volatility	56%	78%	85%
Expected dividends	nil	nil	nil
Exercise price	US$1.80	US$0.75	US$0.75
Market price	$1.84	$2.98	$1.38

(iv)	Acquisition costs of mineral rights from GFL and Randex

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolished private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaced them with a system which vests mineral tenure in the State.

Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

Under the terms of the Memorandum of Agreement signed under the Black Economic Empowerment Transaction Framework Agreement Southgold paid $11.6 million (ZAR80 million) to GFL in full and final settlement of the net smelter royalty payable in terms of the Prospecting Agreement (described in (v)). On October 1, 2007 Southgold paid GFL the amount of $11.6 million (ZAR80 million) and included this amount in the capitalized cost of mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(b)	Burnstone Property, Republic of South Africa (continued)

(v)	Black Economic Empowerment Transaction Framework Agreement

On February 22, 2007, the Company entered into a framework agreement whereby it expected to achieve compliance with the requirements of South Africa’s broad-based Black Economic Empowerment Act (“BEE”) in order to secure its new order prospecting rights in respect of Burnstone.

In terms of the framework, Tranter Gold (Proprietary) Limited (“Tranter”), a BEE company, purchased approximately 19.94 million shares (“the BEE Shares”) in Great Basin for ZAR 260 million (approximately US$37 million), which on that date represented approximately 14.5% of the common shares in the Company. Tranter thereby acquired a qualifying indirect interest in the Burnstone Gold Project as required under South Africa’s broad-based black economic empowerment act.

Under the framework agreement, Gold Fields Limited (“Gold Fields”) and its subsidiary GFL agreed to sell to the Company the net smelter royalty (“NSR”) held by GFL on future gold production from the Burnstone Project (described in (iv)) for ZAR80 million, which extinguished the Company’s obligation in respect of the NSR. GFL donated the proceeds of its sale of the NSR to Tranter to allow Tranter to finance ZAR 70 million of the cost of the BEE Shares with the balance financed from other financial sources available to Tranter.

(vi)	Execution of the Transaction Framework Agreement

On October 1, 2007, Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”) subscribed for and was allotted and issued with 812 new ordinary shares (“the Southgold Shares”) in the issued share capital of Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly owned subsidiary of Great Basin.

The aggregate subscription price paid by Tranter Burnstone to Southgold was $38 million (ZAR260 million). The 812 new ordinary shares constituted 26% of the issued share capital of Southgold.

Subsequent to the completion of the above, N6C Resources Inc. (“N6C Inc.”), a wholly owned subsidiary of Great Basin, purchased the Southgold shares from Tranter Burnstone. Against the sale and registration of transfer of the Southgold shares from Tranter Burnstone to N6C Inc., Great Basin issued 19,938,650 common shares in the issued share capital of Great Basin to Tranter Burnstone.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(b)	Burnstone Property, Republic of South Africa (continued)

(vi)	Execution of the Transaction Framework Agreement (continued)

The 19,938,650 common shares represented approximately 9.3% of the fully diluted issued share capital of the Company. The Great Basin shares once issued to Tranter Burnstone, were admitted to trading on the JSE Limited on the same day (October 1, 2007).

Resulting from this transaction, Tranter Gold being the shareholder of 75% of the issued share capital in Tranter Burnstone, became entitled to appoint a director to the boards of both of GBG and Southgold for as long as it holds a qualifying shareholding in GBG. Tranter Gold is further prohibited from disposing of the GBG Shares or doing anything else that might impact on the BEE credentials of Southgold for the period of three years or such longer period for which Southgold requires BEE equity participation in order for its prospecting and mining rights to remain valid.

In addition to the issue and allotment of the 19,938,650 common shares in Great Basin, the Company provided a total of 1,684,312 Great Basin warrants to Investec (1,263,234) and Tranter Gold (421,078) respectively. Each warrant is convertible into one Great Basin common share at $3 (ZAR20.78) on or before October 1, 2010. The warrants are subject to GBG having the right to require exercise of the warrants if the market price equals or exceeds $7 (ZAR45.72) (Refer note 13(h)).

Both the Great Basin common shares as well as the warrants issued in terms of this transaction were valued by independent valuation specialists in order to determine the fair value for accounting purposes.

On February 22, 2007, the date on which the Transaction Framework Agreement were announced, the value of the Great Basin shares were $38 million (R260 million). The transaction was concluded on October 1, 2007 and resulted in the common shares and warrants being valued on the transaction date, taking into account the restrictions as defined in the Subscription and Acquisition Agreement.

On the date of the transaction, the fair value of the shares and warrants were estimated at between $34 million (ZAR236 million) for the shares and $1.2 million (ZAR8 million) for the warrants and $37 million (ZAR257 million) for the shares and $1.2 (R8million) for the warrants using expected volatility of 62.74%, risk free rate of 8.93%, dividends of nil (Refer note 13(g) and 13(h)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(b)	Burnstone Property, Republic of South Africa (continued)

(vi)	Puma Option

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over certain portions of the farm Doornhoek 577 IR located on the eastern edge of the Burnstone Property. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to an Option to Purchase Agreement dated November 4, 2006, the Company agreed to fund exploration drilling and related assaying work and other direct exploration costs totaling US$100,000 ($120,000) on this property, which has been met by the Company.

In terms of the option agreement, these farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated t Burnstone, using a 400 cmg/t cut-off.

The option period granted by Puma was extended beyond its expiry date of June 21, 2007, subject to the funding of two boreholes 700 meters deep or to the Main Reef horizon otherwise known as the South Reef or Nigel Reef and the sampling and analysis of samples in progress. The option price was increased from US$2.00 to US$8.00 per contained resource gold ounce. The extended option is valid up to 14 days after receipt of the assay of the last bore hole by the parties, receipt of which is still pending.

Subject to certain conditions precedent, the Company expects to exercise the option in order to secure rights in these portions of Doornhoek 557IR.

(c)	Casino Property, Whitehorse Mining District, Yukon, Canada

The Company owned a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty.

During the period from 2000 to 2006 the Company granted options on the Casino property to various parties in exchange for cash and equity securities. During the year ended December 31, 2006 the Company recognized a gain of $112,005 on the sale of the equity securities received in connection with the options.

On August 17, 2007, to acquire the Company’s interest in the Casino Property, Western Copper Corp., through its subsidiary CRS Copper Resources Inc., exercised the option and paid a total consideration of $1,000,000 in cash, resulting in the transfer of the Casino Property to CRS Copper Resources Inc for a gain of $993,210.

In the event that a decision is made to put the Casino Property into commercial production, Western Copper Corp. will pay the Company an additional $1 million.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

11.	Mineral property interests (continued)

(d)	Kirkland Lake Property, Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans to make further significant expenditures on the property. Accordingly, the property was written down to a nominal amount.

The Company continues to maintain the property in good standing.

(e)	Ganes Creek Property, Alaska, USA

The Company signed an agreement, effective November 14, 2007, whereby it will earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA.

Pursuant to the agreement, a minimum of US$500,000 in exploration expenditures needs to be incurred in 2007; an additional US$1.3 million in expenditures by the end of 2008; and a final US$1.2 million in expenditures by the end of 2009. The company can also increase its interest in the property at a production decision by purchasing the remaining 20% at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

(f)	Tsetsera Property, Mozambique, Africa

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refinaria Limitade (GSR) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the company will have the exclusive right to explore all GSR’s properties.

The Company will have an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

Should any financing be required for the conducting of any mining activities, each of the parties shall contribute to such financing needs in proportion to their interests in the JV. Should GSR not be in a position to contribute such finance required by the JV in respect of any property or project, Great Basin shall have the right of first refusal to buy GSR’s remaining 20% share. The consideration payable in respect of the 20% share will be settled in either cash or Great Basin shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

12.	Site reclamation obligations

The provision for site closure and reclamation costs related to the Company’s mineral properties is as follows:

Balance, December 31, 2006	$405,000

Changes during fiscal 2007:
Accretion	37,466
Recognition of obligation acquired from HVC	722,304
Foreign exchange valuation difference	(141,683)
Additional obligation recognized	393,877
Balance, December 31, 2007	$1,416,964

The components of the site reclamation obligation are as follows:

Burnstone Property (note 12(a))	$507,168
Hollister Property (note 12 (b))	857,475
Other properties	52,321
Balance, December 31, 2007	$1,416,964

(a)	Burnstone Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 6% per year, is $2.3 million (ZAR 13.8 million) and is expected to be spent over a period of approximately three years beginning in 2023. The credit- adjusted risk free rate at which the estimated future cash flows have been discounted is 8%, to arrive at a net present value of $507,168.

(b)	Hollister Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 3% per year, is $1.1 million (US$ 1.1 million) and is expected to be spent from 2015. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 3.5%, to arrive at a net present value of $857,475.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

13.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options to a maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange.

Pursuant to the option plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2005	$1.41	5,242,000	2.60
Granted	$2.21	5,505,000
Exercised	$1.49	(1,193,000)
Forfeited	$1.47	(214,000)
Balance, December 31, 2006	$1.87	9,340,000	2.47
Granted	$2.70	6,024,000
Exercised	$1.69	(3,015,830)
Forfeited	$2.19	(630,000)
Balance, December 31, 2007	$2.32	11,718,170	2.37

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

13.	Share capital (continued)

(b)	Share option plan (continued)

Options outstanding at December 31, 2007 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
December 19, 2008	$1.62	1,650,000	1,650,000
March 31, 2009	$2.07	1,561,002	740,668
March 31, 2009	$2.45	180,000	120,000
April 30, 2009	$2.07	57,500	57,500
April 30, 2009	$2.45	354,000	354,000
October 23, 2009	$2.07	133,334	-
April 18, 2010	$2.68	1,332,000	759,834
December 31, 2010	$1.14	680,000	680,000
April 30, 2011	$2.45	1,255,000	836,666
November 8, 2011	$2.45	90,000	60,000
April 18, 2012	$2.68	2,395,334	444,000
July 5, 2010	$2.77	720,000	240,000
August 22, 2010	$2.10	305,000	101,667
September 4, 2010	$2.24	150,000	-
September 11, 2010	$2.54	175,000	-
November 9, 2010	$3.12	680,000	-
Total		11,718,170	6,044,335
Average option price		$2.32	$2.08

	Weighted
	average		Weighted average
	exercise	Number of	remaining contractual
Range of Exercise Price – Outstanding Options	price	options	life (years)
$ 1.00 - $ 1.24	$1.14	680,000	3.00
$ 1.50 - $ 1.74	$1.62	1,650,000	0.97
$ 2.00 - $ 2.24	$2.09	2,206,836	1.58
$ 2.25 - $ 2.49	$2.45	1,879,000	2.78
$ 2.50 - $ 2.99	$2.69	4,622,334	2.92
$ 3.00 - $ 3.50	$3.12	680,000	2.86
Total	$2.32	11,718,170	2.37

	Weighted
	average exercise	Number of
Range of Exercise Price – Exercisable options	price	options
$ 1.00 - $ 1.24	$1.14	680,000
$ 1.50 - $ 1.74	$1.62	1,650,000
$ 2.00 - $ 2.24	$2.07	899,835
$ 2.25 - $ 2.49	$2.45	1,370,666
$ 2.50 - $ 2.99	$2.69	1,443,834
Total	$2.08	6,044,335

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

13.	Share capital (continued)

(b)	Share option plan (continued)

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the years ended December 31, 2007 and 2006, which have been included under office and administration in the consolidated statements of operations, is as follows:

	Year ended December 31
	2007	2006
Exploration
Engineering	$596,320	$283,178
Environmental, socio-economic and land	166,230	11,984
Geological	412,711	792,771
Exploration and pre-development schedule	1,175,261	1,087,933
Operations and administration	4,458,015	2,522,177
Total compensation cost recognized in office and
administration, credited to contributed surplus	$5,633,276	$3,610,110

The weighted-average assumptions used to estimate the fair value of options vesting during the respective years were as follows:

	Years ended December 31
	2007	2006

Risk free interest rate	4%	4%
Expected life	3.5 years	3.5 years
Expected volatility	57%	55%
Expected dividends	Nil	Nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

13.	Share capital (continued)

(c)	Share purchase warrants

The continuity of share purchase warrants during the year ended December 31, 2007 is as follows:

		Outstanding				Outstanding
	Exercise	December				December
Expiry dates	price	31, 2006	Issued	Exercised	Expired	31, 2007

May 18, 2007	$2.60	672,000	-	(598,385)	(73,615)	-
July 18, 2008	US$1.80[1]	2,000,000	-	(1,001,110)	-	998,890
April 20, 2009	$3.50	-	28,750,000	-	-	28,750,000
September 30,
2010	ZAR20.78	-	1,684,312	-	-	1,684,312

		2,672,000	30,434,312	(1,599,495)	(73,615)	31,433,202

The continuity of share purchase warrants during the year ended December 31, 2006 is as follows:

		Outstanding				Outstanding
	Exercise	December 31				December 31
Expiry dates	price	2005	Issued	Exercised	Expired	2006
May 18, 2007	$2.60	-	672,000	-	-	672,000
July 18, 2008	US$1.80[1]	-	2,000,000	-	-	2,000,000
		-	2,672,000	-	-	2,672,000

Note 1: In February 2007, the exercise price of the warrants expiring July 18, 2008 was changed to ZAR 12.90.

(d)	Contributed surplus

The components of contributed surplus are:

	December 31	December 31
	2007	2006
Fair value of warrants issued which expired unexercised	$238,668	$221,250
Accumulated stock-based compensation	14,699,262	9,065,986
Share purchase options exercised, credited to share capital	(3,428,828)	(1,423,764)
Fair value of share purchase warrants exercised	688,689	–
Total contributed surplus	$12,197,791	$7,863,472

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

13.	Share capital (continued)

(e)	Share issuance, April 2007- Public offering

On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit for gross proceeds of $149,500,000. Each unit consisted of one common share and one- half of a common share purchase warrant of the company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The 28,750,000 warrants have been recorded with an estimated fair value of $16,210,226 (using expected volatility of 56.9%, risk free interest rate of 4%, dividends of nil, a share price of $2.48 and remaining life of approximately 2 years).

The Company paid the underwriters a commission of $9,870,000 and incurred other share issue costs of approximately $1,991,905 for net proceeds of $137,638,095 of which $121,427,869 has been recorded as share capital and $16,210,226 as warrants.

(f)	Share issuance, April 2007- acquisition Hecla Ventures Corp.

The Company completed the financing of the agreement to purchase Hecla’s 50% earn-in rights and certain tangible assets in the HDB with the issuance of 7,930,214 common shares on April 19, 2007. The shares have been valued at their quoted price of $2.48 per share on the date of issuance.

(g)	Share issuance, October 2007- conclusion Tranter Burnstone transaction

On October 1, 2007 the Company issued 19,938,650 common shares to Tranter Burnstone (Proprietary) Limited ("Tranter Burnstone"), a subsidiary of Tranter Gold (Proprietary) Limited (Tranter Gold), in exchange for Tranter Burnstone’s 812 new ordinary shares held in Southgold Exploration (Pty) Ltd. The total purchase consideration of ZAR260 million ($38 million) was received in cash.

The fair value of the transaction has been determined by independent valuation specialists, taking into account the following restrictions as defined in the Subscription and Acquisition Agreement:

• The shares are subject to a minimum lock in period of three years.

• Based on compliance requirements under the Mining Charter a likely scenario is a restricted period ending 2014, given rise to a maximum seven year lock-in.

• The shares are to be traded only on the JSE Limited and not on a foreign exchange.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

13.	Share capital (continued)

(g)	Share issuance, October 2007- conclusion Tranter Burnstone transaction (continued)

The following inputs have been used to determine the theoretical value of the put option, applicable to the shares over a 3 to 7 year lock-in period, using the Black Scholes option pricing model:

Spot price (on grant date)	ZAR 21.48
Risk-free rate	8.93% - 8.31%
Strike price	ZAR 27.76 – ZAR 37.55
Dividend yield	Nil
Volatility	62.74%

The value of each option has been calculated between ZAR 8.70 and ZAR 12.35 for the 3 and 7 year lock-in respectively and a marketability discount between 40% and 45% was applied.

Based on the above assumptions the fair market value of the Tranter transaction was estimated to be between $34 million (ZAR 236 million) and $37 million (ZAR 257 million) on a non- marketable minority basis on October 1, 2007.

Net proceeds of $ 37,502,010 (ZAR 259 million), after $93,990 (ZAR 650,000) marketable securities tax paid in South Africa, was received of which $36,323,195 (ZAR 250.8 million) has been recorded as share capital and $1,178,815 (ZAR 8.2 million) as warrants (Refer note 13(h)).

(h)	Warrants issuance, October 2007- conclusion Tranter Burnstone transaction

In addition to the issue and allotment of the 19,938,650 common shares in Great Basin, the Company provided a total of 1,684,312 Great Basin warrants to Investec, who provided a portion of the financing for the investment by Tranter Gold in Southgold (1,263,234), and Tranter Gold (421,078) respectively. Each warrant is convertible into one Great Basin common share at $3 (ZAR20.78) on or before October 1, 2010. The warrants are subject to GBG having the right to require exercise of the warrants if the market price equals or exceeds $7 (ZAR45.72)

On the date of the transaction, the estimated fair value of the warrants were estimated at $1.2 million (ZAR8 million). The fair value was calculated using a option pricing model and based upon the following assumptions: expected volatility of 62.74%; risk free rate of 8.93% and dividends of nil.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

14.	Related party balances and transactions

Due from Related Parties	December 31	December 31
	2007	2006

Hunter Dickinson Inc. (note 14(a))	$394,959	$119,506
Plateau Resources (Proprietary) Limited (note 14(d))	-	53,949
Tranter Gold (Proprietary) Limited (note 14(e))	13,679	–
	$408,638	$173,455

Due to Related Parties	December 31	December 31
	2007	2006

Tranter Gold (Proprietary) Limited (note 14(e))	$21,053	$-
CEC Engineering Ltd. (note 14(b))	$1,045	-
	$22,098	$-

Reimbursement for related party expenses and services rendered	Years ended December 31
	2007	2006
Hunter Dickinson Inc. (note 14(a))	$974,067	$1,755,870
CEC Engineering Ltd. (note 14(b))	$36,771	$112,348
Pangea Exploration (Proprietary) Limited (note 14(c))	$–	$33,855
Plateau Resources (Proprietary) Limited (note 14(d))	$156,286	$198,642
Tranter Gold (Proprietary) Limited (note 14(e))	$670,042	$–

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties.

Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in amounts receivable (accounts payable and accrued liabilities) on the consolidated balance sheets. Related party balances receivable arise from advances by the Company for normal course in-progress services and near-term planned exploration and other work on the mineral properties.

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which was the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	CEC Engineering Ltd. is a private company owned by a director of the Company that provides engineering and project management services at market related prices.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

14.	Related party balances and transactions (continued)

(c)

Pangea Exploration (Proprietary) Limited (“Pangea”) is a private company of which a director of the Company is an officer. Pangea provided certain accounting and administrative services to the Company on rates negotiated while the officer was dealing at arm’s length with the Company.

(d)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau rent premises and other facilities to the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

(e)

Tranter Gold (Proprietary) Limited (“Tranter Gold”) is a private company of which a director of the Company is an officer. Tranter Gold is also the Company’s Black Economic Empowerment partner and holds approximately 9% of the Company’s share capital.

During the year ended December 31, 2007 the Company provided bridge financing to Tranter Gold in anticipation of the finalization of the BEE transaction. The bridging loan of $575,818 was settled in full on conclusion of the BEE transaction on October 1, 2007. The Company also provides Tranter Gold with certain accounting and administrative services on rates negotiated while the officer was dealing at arm’s length with the Company. During the year Tranter Gold provided Southgold with geological services to the value of $21,053 (ZAR146,202).

15.	Income taxes

The estimated tax effect of the significant components within the Company’s future tax liability was as follows:

	December 31	December 31
	2007	2006
Future income tax assets
Mineral properties	$1,876,000	$2,641,000
Loss carry forwards	23,428,000	14,081,000
Equipment	253,000	107,000
Other	4,276,000	1,370,000
Subtotal	29,833,000	18,199,000
Valuation allowance	(20,899,000)	(13,341,000)
Net future income tax asset	8,934,000	4,858,000

Future income tax liability
Mineral property interests	(42,917,164)	(23,695,000)
Net future income tax liability	$(33,983,164)	$(18,837,000)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

15.	Income taxes (continued)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31	December 31
	2007	2006
Combined Canadian federal and provincial statutory rate	34.12%	34.12%

Income tax at statutory rates	$(19,899,108)	$(4,773,000)
Difference in foreign tax rates	1,224,142	412,000
Valuation allowance	7,558,472	1,925,000
Other non-deductible items, Canada	(660,948)	2,061,000
Change due to foreign exchange	(357,470)	(679,000)
Change in tax rate	642,518	(643,000)
Benefit of unrealized foreign exchange gain (loss) not
included in income	303,426	(721,000)
Other	4,035,683	46,371
Future income tax recovery	$(7,153,285)	$(2,371,629)

At December 31, 2007, the Company had available losses for income tax purposes in Canada totaling approximately $1.1 million (2006 – $10.3 million), expiring in various years from 2008 to 2027. The Company has available resource tax pools in Canada of approximately $4.8 million (2006 – $7.8 million), which may be carried forward and utilized to reduce resource income. Included in these resource tax pools is $2.9 million (2006 – $2.9 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties.

At December 31, 2007, the Company had a net operating loss carry forward for United States income tax purposes of approximately US$45.7 million (2006 – US$17.0 million) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2027. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries.

Future utilization of United States loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on June 30, 1999 with respect to Touchstone Resources Company, a wholly-owned subsidiary of the Company incorporated in the United States. Therefore, approximately $1.6 million of the above United States losses are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$100,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at some time after June 1999. If so, an additional US$2.1 million of the United States losses will be subject to a similar annual limitation.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

15.	Income taxes (continued)

In addition, the Company has an available resource tax pool in the United States of approximately US$5 million (2006 – US$3.8 million).

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. As at December 31, 2007, the increase in future income tax liability since December 31, 2006 was due to the decrease in the value of the South African Rand compared to the Canadian dollar, changes in timing differences and the difference between the tax and accounting basis of shares issued pursuant to the Southgold Settlement Agreement (note 11(b)(iii)).

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de- recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006.

For Canadian GAAP purposes the Company adopted the provision of FIN 48 on January 1, 2007 which did not have a material impact on the consolidated financial position or results of operations.

The Company did not have any unrecognized tax benefits as at January 1, 2007. There were no additions to or reductions for tax positions during the year. As a result, the balance as at December 31, 2007 is nil.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in operating expenses.

The Company is subject to taxes in Canada, United States and South Africa. The tax years which remain subject to examination as of December 31, 2007 for Canada, United States and South Africa include 2000 to present, 1997 to present and 2002 to present, respectively.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

16.	Additional cash flow information

Supplementary information:

	December 31	December 31
	2007	2006
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$2,005,064	$753,849
Fair value of warrants issued with short form prospectus offering	$16,210,226	$159,000
Warrants issued for property settlement	$–	$1,093,000
Warrants issued pursuant BEE Transaction	$1,178,815	$–
Common shares issued for property settlement	$19,666,931	$7,600,000
Increase in mineral property for future income taxes	$19,968,802	$3,563,226

Cash and cash equivalents consist of the following items:

	December 31	December 31
	2007	2006

Cash	$4,296,897	$947,927
Cash equivalents	$74,066,057	$33,016,509
	$78,362,954	$33,964,436

Cash equivalents consist of short-term investments with maturity dates of three months or less, call accounts and money market investments which are available on 24 hour notice and bankers acceptances which are readily convertible to known cash amounts.

17.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31	December 31
	2007	2006

Canada
Assets other than mineral property interests	$56,796,521	$31,308,371
Mineral property interests	1	2

United States
Assets other than mineral property interests	5,890,010	394,917
Mineral property interests	95,156,279	3,945,348

South Africa
Assets other than mineral property interests	48,212,597	7,305,232
Mineral property interests	123,257,650	106,964,650

Total assets	$329,313,058	$149,918,520

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

18.	Contingencies and commitments

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement in terms of the conclusion of the transaction with Tranter Burnstone (Pty) Ltd (“Tranter Burnstone”).

Tranter Burnstone borrowed $29 million (R200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR 260 million) for the 812 Southgold shares. The security for the loan comprised, amongst others, a loan guarantee in terms of which N5C Resources Inc., N6C Resources Inc. or Rodeo Creek Gold Inc. are obliged, in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations. The loan, if granted, will be secured by the Great Basin Gold Ltd shares held by Tranter Burnstone second to the security over these shares held by Investec for the $29 million (ZAR 200 million) loan advanced.

19.	Subsequent events

Subsequent to December 31, 2007,

(a)	Rusaf Gold Ltd acquisition

The Company announced on February 14, 2008 that it had entered into an agreement with Rusaf Gold Ltd (“Rusaf”) whereby it will purchase the remaining 63% of the fully diluted equity shares of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin Gold common shares. The exchange ratio was one Great Basin Gold share for every 4.5 Rusaf shares. For the year ended December 31, 2007 the Company’s investment of 37% in the issued common stock of Rusaf was recognized as an investment in associate (note 10) and the Company has equity accounted for its share of post-acquisition losses incurred.

The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first three years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton). The Company has also agreed to spend between $7 million and $19 million in exploring Rusaf’s properties during this period depending on independent advice as to the likelihood of exploration success.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

19.	Subsequent events (continued)

(a)	Rusaf Gold Ltd acquisition (continued)

The Rusaf acquisition is subject to the approval of Rusaf shareholders, certain judicial orders, as well as Toronto Stock Exchange and other regulatory approvals. Assuming all such conditions are met in the ordinary course, the parties are targeting completion of this transaction for the second calendar quarter of 2008.

(b)	Stock options granted

The Company granted 2,630,003 options on February 4, 2008 with an exercise price of $3 per common share and an expiry date of February 4, 2011.

A further 3,385,000 options were also approved by the Compensation Committee, which will be granted to the CEO, directors and executive staff subsequent to the filing of the financial statements. The pricing of these options was deferred to be determined after the release of the Company’s 2007 results based on a 5 day weighted average on the TSX.

(c)	Service agreement with Related Party – Hunter Dickinson Inc.

The Company agreed on January 1, 2008 to an addendum to a Corporate Services Agreement dated September 25, 2007 with HDI, whereby it will settle a cancellation fee of $350,000 in cash and not by the issuance of Great Basin common stock. The transaction was concluded accordingly and the Company’s share was returned to treasury.

20.	Reconciliation with United States Generally Accepted Accounting Principles

Great Basin Gold Ltd. (the “Company”) prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Had the Company applied US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	As at	As at	As at
	December 31	December 31	December 31
Consolidated Balance Sheets	2007	2006	2005

Total assets under Canadian GAAP	$329,313,058	$149,918,520	$116,689,495
Adjustments under US GAAP
Investments (note 20(b)(i))	–	64,811	–
Total assets under US GAAP	$329,313,058	$149,983,331	$149,983,331

Total liabilities under Canadian GAAP	$41,521,472	$20,572,823	$20,064,205
Adjustments under US GAAP
Recognize warrants issued for property as liability (note 20(b)(ii))	545,893	1,093,000	–
Recognize warrants issued for BEE as liability (note 20(b)(ii))	1,178,815	–	–
Mark-to-market adjustment on warrants (note 20(b)(iii))	382,895	(74,000)	–
Mark-to-market adjustment on warrants – BEE (note 20(b)(iii))	(179,540)	–	–
Total liabilities under US GAAP	$43,449,535	$21,591,823	$20,064,205

Share capital, warrants, contributed surplus and accumulated other
comprehensive income under Canadian GAAP	$420,186,619	$210,573,064	$166,235,846
Adjustments under US GAAP:
Stock-based compensation (note 20(a))	2,658,000	2,658,000	2,658,000
Warrants exercised in prior periods	(3,695,159)	(3,695,159)	(3,695,159)
Recognize warrants issued for property as liability (note 20(b)(ii))	(545,893)	(1,093,000)	–
Recognize warrants issued for BEE as liability (note 20(b)(iii))	(1,178,815)	–	–
Share capital and contributed surplus under US GAAP	$417,424,752	$208,442,905	$165,198,687

Deficit under Canadian GAAP	$(132,395,033)	$(81,227,367)	$(69,610,556)
Reverse translation adjustment on adoption of Financial
instruments (note 20(b)(i))	64,811	–	–
Adjustments under US GAAP:
Stock-based compensation (note 20(a))	(2,658,000)	(2,658,000)	(2,658,000)
Investments (note 20(b)(i))	–	64,811	–
Mark-to-market adjustment on warrants (note 20(b))	(447,706)	74,000	45,000
Mark-to-market adjustment on warrants exercised in prior
periods	3,695,159	3,695,159	3,695,159
Mark-to-market adjustment on warrants – BEE (note 20(b)(iii))	179,540	–	–
Reduction of gain on sale of investments due to prior year mark-
to-market adjustment	–	–	(45,000)
Deficit under US GAAP	$(131,561,229)	$(80,051,397)	$(68,573,397)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Consolidated Statements of Operations	2007	2006	2005
Loss for the year under Canadian GAAP	$51,167,666	$11,616,811	$1,563,771
Adjustments under US GAAP:
Reduction of loss on sale of investments due to prior
year mark-to-market adjustment (note 20(b))	–	–	(45,000)
Mark-to-market adjustment on warrants (note 20(b))	342,166	(74,000)	–
Loss for the year, US GAAP	$51,509,832	$11,542,811	$1,518,771

Other comprehensive income under Canadian
GAAP:	(538,061)	–	–
Adjustment for unrealized holding gain
(note 20(b))	–	(64,811)	–
Comprehensive loss	$50,971,771	$11,478,000	$1,518,771

Basic and diluted loss per share for the year
under US GAAP (note 4(j))	$0.31	$0.11	$0.02

There are no differences between Canadian GAAP and US GAAP in the calculation of basic and diluted loss per share for the years ended December 31, 2007 and 2006.

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2007 and 2006.

(a)	Stock based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock-based compensation as prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, and amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), “"Share-Based Payment” (“SFAS 123(R)”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement did not have any material impact on the financial statements when it was adopted on January 1, 2006.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(a)	Stock based compensation (continued)

Prior to 2003 under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and other Interpretations. No compensation expense was recognized under APB 25 because the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant.

For the years ended December 31, 2007 and 2006, there were no differences in stock-based compensation expense in respect of employee and non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption. In terms of this Statement the cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. Under Canadian GAAP no provision was made for the recognition of the cumulative effect upon adoption of CICA 3870.

(b)	Fair value of financial instruments

(i)

US GAAP requires investments classified as available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change, net of the related tax effect, recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners. As at December 31, 2006, the fair value of the Company’s available-for-sale securities increased by $64,811, which resulted in an adjustment to recognize the unrealized holding gain of the same amount in other comprehensive income.

Effective January 1, 2007, the Company adopted Financial Instruments – Recognition and Measurement (Section 3855) the new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(b)	Fair value of financial instruments (continued)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or comprehensive income, depending on the classification of the related instruments.

As required by the transitional provisions of these new standards, these standards have been adopted on a prospective basis with no restatement to prior period financial statements. All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. The adjustment to opening accumulated other comprehensive income was $64,811.

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars would be accounted for as a derivative liability pursuant to SFAS 133.

(ii)

During 2006, the Company issued 2,000,000 of such warrants and assigned the issued warrants a value of $1,093,000. At December 31, 2006, the fair value of these warrants was estimated at $1,019,000 resulting in a mark-to-market gain of $74,000 that would have been recorded under US GAAP. During the 2007 year 1,001,110 of the warrants were exercised. The fair value of the remaining warrants was estimated at $928,788 at December 31, 2007 resulting in a mark-to- market loss of $382,895 that would have been recognised under US GAAP.

Under Canadian GAAP the fair value of the warrants were recognized under equity in 2006. The $547,107 fair value of the 1,001,110 warrants exercised was re-allocated to contributed surplus.

(iii)

During 2007, the Company issued 1,684,312 of such warrants upon the conclusion of the BEE transaction and assigned the issued warrants a value of $1,178,815. At December 31, 2007, the fair value of these warrants was estimated at $999,275 resulting in a mark-to-market gain of $179,540 recognized under US GAAP. Under Canadian GAAP the warrants were recognized at fair value with no fair value adjustment required on December 31, 2007.

(c)	Other

(i)	The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts receivable:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(c)	Other (continued)

	As At December 31
	2007	2006
General and value added sales taxes	$604,109	$411,482
Other receivables	1,894,669	14,867
Deposit	1,239,125	-
Total	$3,737,903	$426,349

(ii)	The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts payable and accrued liabilities:

	As At December 31
	2007	2006
Accounts payable	$1,395,828	$725,122
Accrued liabilities
Other	3,095,774	605,701
Annual bonuses	396,000	-
Site equipment - Burnstone	740,686	-
Site equipment – Hollister	470,958	-
Total	$6,099,246	$1,330,823

(iii)

Under Canadian GAAP the investment in Rusaf Gold Ltd was equity accounted for from July 20, 2007 when the Company obtained significant influence (note 10). Under US GAAP the acquisition is classified as a stepped acquisition. The Company is required to apply the equity method from the day of the first investment, that being June 28, 2007.

Due to the short time frame between the first and second tranche and a review of the monthly expenses for Rusaf, it was concluded that the impact of the movement in the equity reserves for Rusaf during the period on the consolidated accounts of the Company would be immaterial and therefore no adjustment was made under US GAAP.

(d)	Additional disclosures

The Company meets the definition of a development stage enterprise under SFAS 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”) and under AcG “Enterprises in the development stage” in Canadian GAAP. Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with SFAS 7.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(d)	Additional disclosures – (Unaudited)

Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities.

Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to December 31, 2007 are presented as follow:

Period from
January 1, 1998
to December 31,
Consolidated statements of operations and deficit	2007

Mineral property exploration and reclamation	$93,533,520
General and administration, salaries, professional fees, and other	38,907,265
Other income	(11,999,310)
Net loss for the period from January 1, 1998 to December 31, 2007, being the
deficit accumulated during the exploration stage	120,441,475
Opening deficit accumulated during the development stage, January 1, 1998	11,119,754

Ending deficit accumulated during the development stage, December 31, 2007	$131,561,229

Period from
January 1, 1998
Consolidated statements of cash flows	to December 31, 2007

Operating activities	$(111,543,152)
Investing activities	(100,890,406)
Financing activities	288,863,150

Increase in cash and cash and cash equivalents	76,429,592
Cash and cash equivalents – January 1, 1998	1,922,206
Acquired through business acquisition	11,156
Cash and cash equivalents – December 31, 2007	$78,362,954

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Deficit	income	equity
	$		$	$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	–	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	–	201,156
Loss for the year	-	–	–	–	–	(6,819,118)	–	(6,819,118)
Stock based compensation	-	–	–	–	372,000	–	–	372,000

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	–	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	–	3,606,250
Loss for the year	-	–	–	–	–	(6,313,029)	–	(6,313,029)
Stock based compensation	-	–	–	–	1,385,000	–	–	1,385,000

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	–	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	–	9,299,145
Loss for the year	-	–	–	–	–	(11,346,645)	–	(11,346,645)
Stock based compensation	-	–	–	–	41,000	–	–	41,000

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	–	22,184,114

Share issuance costs	-	–	(31,245)	–	–	–	–	(31,245)
Loss for the year	-	–	–	–	–	(9,924,906)	–	(9,924,906)
Stock based compensation	-	–	–	–	860,000	–	–	860,000

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	–	7,891,385
Warrants issued for mineral property	-	–	–	295,000	–	–	–	295,000
Stock based compensation	-	–	–	–	374,627	–	–	374,627
Loss for the year	-	–	–	–	–	(4,792,089)	–	(4,792,089)

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2002 (brought forward)		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	–	13,800,000
Fair value of stock options exercised	-	–	430,000	–	(430,000)	–	–	–
Loss for the year	-	–	–	–	–	(13,043,469)	–	(13,043,469)
Stock based compensation	-	–	–	–	2,131,739	–	–	2,131,739
Exercise of warrants - fair value	-	–	7,019,962	–	–	–	–	7,019,962

Balance, December 31, 2003		72,639,907	110,312,680	295,000	4,734,366	(63,359,010)	–	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	–	32,780,000
Fair value of stock options exercised	-	–	239,915	–	(239,915)	–	–	–
Loss for the year	-	–	–	–	–	(3,695,616)	–	(3,695,616)
Warrants expired unexercised	-	–	–	(221,250)	221,250	–	–	–
Exercise of warrants - fair value	-	–	73,750	(73,750)	–	–	–	–
Stock based compensation	-	–	–	–	2,473,354	–	–	2,473,354

Balance, December 31, 2004		86,613,379	148,161,415	–	7,189,055	(67,054,626)	–	88,295,844

Exercise of warrrants	0.91	5,500,000	5,018,062	–	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	–	1,509,120
Exercise of warrants - fair value	-	–	2,844,879	–	–	–	–	2,844,879
Stock base compensation	-	–	–	–	476,156	–	–	476,156
Loss for the year	-	–	–	–	–	(1,518,771)	–	(1,518,771)

Balance, December 31, 2005		93,685,379	157,533,476	–	7,665,211	(68,573,397)	–	96,625,290

Exercise of options	1.49	1,193,000	1,782,510	–	–	–	–	1,782,510
Shares issued for cash net of issue costs	2.25	11,200,000	23,058,915	–	–	–	–	23,058,915
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	–	7,600,000
Fair value of stock options exercised	-	–	753,849	–	(753,849)	–	–	–
Compensation warrants	-	–	–	159,000	–	–	–	159,000
Stock based compensation	-	–	–	–	3,610,110	–	–	3,610,110
Loss for the year	-	–	–	–	–	(11,478,000)	–	(11,478,000)

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2006 (brought forward)		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

Adoption of accounting policy	-	–	–	–	–	–	64,811	64,811
Exercise of options	1.69	3,015,830	5,111,184	–	–	–	–	5,111,184
Shares issued for cash net of issue costs	2.11	57,500,000	121,427,869	–	–	–	–	121,427,869
Shares issued for Hecla Ventures Corp.	2.48	7,930,214	19,666,931	–	–	–	–	19,666,931
Shares issued for Tranter Burnstone Pty Ltd	1.82	19,938,650	36,323,195	–	–	–	–	36,323,195
Share purchase warrants exercised	2.16	1,599,495	3,459,187	–	–	–	–	3,459,187
Fair value of stock options exercised	-	–	2,005,064	–	(2,005,064)	–	–	–
Compensation warrants exercised	-	–	141,582	(141,582)	–	–	–	–
Compensation warrants expired	-	–	–	(17,418)	17,418	–	–	–
Fair value of warrants exercised	-	–	547,107	–	–	–	–	547,107
Warrants issued persuant to share issuance	-	–	–	16,210,226	–	–	–	16,210,226
Stock based compensation	-	–	–	–	5,633,276	–	–	5,633,276
Loss for the year	-	–	–	–	–	(51,509,832)	–	(51,509,832)
Fair value adjustment - financial instruments	-	–	–	–	–	–	538,061	538,061

Balance, December 31, 2007		203,395,902	386,444,552	16,210,226	14,167,102	(131,561,229)	602,872	285,863,523

(e)	Impact of recent United States accounting pronouncements

(1)

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, however there is partial deferral to November 2008 relating to non-financial assets and liabilities. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(2)

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, Fair Value Options for Financials Assets and Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Effective for years beginning after November 15, 2007. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in Canadian Dollars unless otherwise stated)

20.	Reconciliation with United States Generally Accepted Accounting Principles – (continued)

(e)	Impact of recent United States accounting pronouncements (continued)

(3)

The FASB Emerging Issues Committee (“EITF”) issued EITF 06-01, Consideration given by a service provider to a manufacturer or reseller of equipment (“EITF 06-01”). EITF 06- 01 addresses the accounting for consideration given by a service provider to a manufacturer or reseller of equipment necessary for an end-customer to receive service from the service provider. Effective for years beginning after June 15, 2007. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(4)

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Revised 2007 Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations (“SFAS141(R)”). SFAS141(R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS141(R) cannot be determined until such time as the Company completes a business combination.